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HOULIHAN LOKEY

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John A. (Coop) Cooper

Managing Director

San Francisco, California · See 500+ connections ·

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Houlihan Lokey

University of Minnesota

About

I advise and represent technology companies worldwide in financings, M&A activities and corporate restructurings.I have led or participated in financing and merger/acquisition activities for more than 350 technology sector companies, with specific focus in SaaS enterprise applications, Internet technologies, and H   ... see more

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Experience



Managing Director

Houlihan Lokey

Mar 2014 – Present · 5 yrs 4 mos

San Francisco Bay Area

Managing Partner

Halestreet Investments, LLC

Jan 2015 – Present · 4 yrs 6 mos

Founder - Managing Partner

ArchPoint Partners

Sep 2009 – Mar 2014 · 4 yrs 7 mos

www.archpointpartners.com

Partner - Managing Director

Montgomery & Co., LLC

Jan 2001 – Aug 2009 · 8 yrs 8 mos

VP Corporate Development & Strategy

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Education

University of Minnesota
BS, Finance, Marketing

MIT
Post Grad, Executive Development Program

Skills & Endorsements

Mergers & Acquisitions · 85

    Endorsed by **Ken Hastings and 23 others who are highly skilled at this**

Corporate Development · 55

    Endorsed by **Kenneth Lustig and 6 others who are highly skilled at this**

Strategy · 54

    Endorsed by **Tony Palcheck and 20 others who are highly skilled at this**

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